

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2022

Richard Qi Li
Chief Executive Officer
HH&L Acquisition Co.
Suite 2001-2002, 20/F, York House
The Landmark, 15 Queen's Road Central
Central, Hong Kong

      Re: HH&L Acquisition Co.
          Preliminary Proxy on Schedule 14A
          Filed December 23, 2022
          File No. 001-40006

Dear Richard Qi Li:

We have conducted a limited review of your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy on Schedule 14A, Filed December 23, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require

you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Joel L. Rubinstein, Esq.